UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Freeline Therapeutics Holdings plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value £0.00001 per share

(Title of Class of Securities)

G3664N 103

(CUSIP Number)

Alasdair Moodie, General Counsel

Syncona Investment Management Limited

2nd Floor, 8 Bloomsbury Street

London WC1B 3SR, United Kingdom

020 3981 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 1 of 8

1	NAMES OF REPORTING PERSON Syncona Portfolio Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.92%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 1 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 2 of 8

1	NAMES OF REPORTING PERSON Syncona Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.92%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 1 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 3 of 8

1	NAMES OF REPORTING PERSON Syncona Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.92%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 1 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 4 of 8

1	NAMES OF REPORTING PERSON Syncona Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.92%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 1 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 5 of 8

1	NAMES OF REPORTING PERSON Martin Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.92%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 1 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 6 of 8

1	NAMES OF REPORTING PERSON Chris Hollowood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,132(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,132(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,132(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.92%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 1 to Schedule 13D are calculated based on 65,369,417 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 15, 2023.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 7 of 8

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 25, 2022 (the “Original Schedule 13D” and as amended by this Amendment No. 1, the “Schedule 13D”) and is being filed by Syncona Portfolio Limited (“Syncona Portfolio”), Syncona Holdings Limited (“Syncona Holdings”), Syncona Limited (“Syncona Limited”), Syncona Investment Management Limited (“Syncona”), Martin Murphy and Chris Hollowood (collectively, the “Reporting Persons”) to reflect a proposal by Syncona to acquire all of the share capital of Freeline Therapeutics Holdings plc (the “Issuer”) not currently owned by it or its affiliates.

Information and defined terms reported in the Original Schedule 13D remain in effect except to the extent they are amended or superseded by information or defined terms contained in this Amendment No. 1.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and supplemented as follows:

The principal executive office of the Issuer is located at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire SG1 2BP, United Kingdom. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer.

Item 2.	Identity and Background.

Item 2(b) of the Original Schedule 13D is hereby amended and supplemented as follows:

The address of the principal business office of Syncona Portfolio, Syncona Holdings and Syncona Limited is Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD, Channel Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On October 17, 2023, Syncona submitted to the Issuer a non-binding proposal outlining the principal terms on which an affiliate of Syncona would acquire all of the outstanding Ordinary Shares (including, for the avoidance of doubt, those represented by ADSs) (collectively, the “Issuer Securities”) of the Issuer not currently owned by Syncona and its affiliates (the “Proposal”). A copy of the Proposal is attached to this Amendment No. 1 as Exhibit 99.2. The Proposal was submitted to the special committee of the Board of Directors of the Issuer (the “Board”), which committee is comprised of independent directors of the Issuer and excludes Chris Hollowood, who is Chief Executive Officer of Syncona and a current member of the Board (the “Special Committee”). Syncona stated in the Proposal that it expects the Special Committee advised by independent legal and financial advisors will consider the Proposal and make a recommendation to the shareholders of the Issuer. The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements; the approval of the transaction by shareholders of the Issuer; and any applicable regulatory and other customary conditions.

Syncona intends to engage in discussions with the Issuer and its representatives concerning the Proposal. There can be no certainty as to whether discussions will occur, or if they do, the outcome of such discussions, and no assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving the Reporting Persons and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 8 of 8

The Reporting Persons are not party to any binding agreement with the Issuer concerning the Proposal. The Proposal provides that it is non-binding and, as such, does not constitute a binding contractual commitment or an offer or proposal capable of acceptance, and does not imply or create any obligation on any Reporting Person or any of their respective affiliates to enter into a transaction. Syncona reserves the right to modify or withdraw the Proposal at any time.

In addition to the information disclosed in this Amendment No. 1, the Reporting Persons reserve the right to (i) formulate other plans and proposals, (ii) take any actions with respect to their respective investments in the Issuer and (iii) subject to applicable law and regulation, acquire additional Issuer Securities or dispose of some or all of the Issuer Securities beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and/or change their respective plans or proposals relating to the foregoing.

The Proposal may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Issuer Securities from Nasdaq and the Issuer Securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 is not an offer to purchase or a solicitation of an offer to sell any securities. The Reporting Persons do not intend to disclose developments with respect to the foregoing matters, except as may be required by applicable law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Amendment No. 1.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 5.

See Items 11 and 13 of the cover pages to this Amendment No. 1 for the aggregate number and percentage of ordinary shares and ADSs that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Amendment No. 1 for the number of ordinary shares and ADSs that are beneficially owned by each Reporting Person as of the date hereof as to whether there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2	Letter from Syncona Investment Management Limited to Freeline Therapeutics Holdings plc, dated October 17, 2023.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2023

SYNCONA PORTFOLIO LIMITED

By:	/s/ Rob Hutchinson
Name:	Rob Hutchinson
Title:	Director

SYNCONA HOLDINGS LIMITED

By:	/s/ Rob Hutchinson
Name:	Rob Hutchinson
Title:	Director

SYNCONA INVESTMENT MANAGEMENT LIMITED

By:	/s/ Chris Hollowood
Name:	Chris Hollowood
Title:	CEO

SYNCONA LIMITED

By:	/s/ Rob Hutchinson
Name:	Rob Hutchinson
Title:	Director

/s/ Martin Murphy
Martin Murphy

/s/ Chris Hollowood
Chris Hollowood